Exhibit 99.35

MAVERIX METALS INC.

As the Corporation

- and

PAN AMERICAN SILVER CORP.

As the Shareholder

AMENDED AND RESATED SHAREHOLDER AGREEMENT

June 29, 2018

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		3
1.1	Definitions	3
1.2	Interpretation	7
1.3	Computation of Time	8
1.4	Performance on Business Days	8
1.5	Currency	8
1.6	Accounting Terms	8
1.7	Conflict with Articles and By-Laws	8
ARTICLE 2 BUSINESS AND AFFAIRS OF THE CORPORATION		9
2.1	Shareholder and Corporation to Cause Compliance with Agreement	9
2.2	The Business	9
2.3	Board of Directors	9
2.4	Corporation to Endorse and Vote	10
2.5	Shareholder to Vote	11
2.6	Board of Directors Committees	11
2.7	Directors’ Liability Insurance and Indemnities	11
2.8	Matter Requiring Special Approval	12
2.9	Indemnity	12
2.10	Right to Information	13
2.11	Technical Reports	13
ARTICLE 3 PRE-EMPTIVE RIGHT		14
3.1	Pre-emptive Right	14
3.2	Notification of Equity Financing	15
3.3	Due Diligence	15
3.4	Acceptance of PAS Securities Offer	15
3.5	Purchase of Offered Securities	15
3.6	Top-Up Right	15
3.7	Assignment	16
ARTICLE 4 [REDACTED - HEADING]		16

4.1	[REDACTED — Provision relating to notification and process where shareholder has intention to sell or dispose of share block]	16
4.2	Transfers Among PAS Group	16
ARTICLE 5 QUALIFICATION RIGHTS		17
5.1	Demand Qualification Right	17
5.2	Restrictions on Demand Qualification Right	17
5.3	Incidental Qualification Right	19
5.4	Restrictions on Incidental Qualification Right	20
5.5	Filing Prospectus and Selection of Lead Underwriters	20
5.6	Procedures	21
5.7	Indemnification	23
5.8	Due Diligence	23
5.9	[REDACTED — Heading]	24
ARTICLE 6 [REDACTED — HEADING]		24
6.1	[REDACTED — Heading]	24
ARTICLE 7 STANDSTILL		24
7.1	Standstill	24
ARTICLE 8 [REDACTED - HEADING]		25
[Intentionally deleted]		25
ARTICLE 9 GENERAL		25
9.1	Confidentiality of Information	25
9.2	Non-Competition	26
9.3	Non-Solicitation	26
9.4	Entire Agreement	26
9.5	Time of Essence	27
9.6	Amendment	27
9.7	Waiver of Rights	27
9.8	Arbitration	27
9.9	Governing Law	27
9.10	Term	27
9.11	Notices	28
9.12	Enurement and Assignment	29
9.13	Further Assurances	29
9.14	Severability	29
9.15	Counterparts	30

ii

THIS AMENDED AND RESTATED SHAREHOLDER AGREEMENT dated as of June 29, 2018

BETWEEN:

PAN AMERICAN SILVER CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the “Shareholder”)

AND:

MAVERIX METALS INC. a corporation existing pursuant to the federal laws of Canada

(hereinafter referred to as the “Corporation”)

WITNESSES THAT WHEREAS:

A.                                    the Corporation is a body corporate incorporated under the Act;

B.                                    the authorized capital of the Corporation consists of unlimited number of Shares of which 214,531,258 Shares are issued and outstanding and trading on the TSX-V under the symbol “MMX”;

C.                                    the Shareholder is the registered and beneficial owner of 55,167,000 Shares, representing approximately twenty-five and seventy-two hundredths percent (25.72%) of the issued and outstanding Shares of the Corporation on a non-diluted basis, and 16,500,000 common share purchase warrants, which, if exercised, would represent the Shareholder being the registered and beneficial owner of thirty-one and two hundredths percent (31.02%) of the issued and outstanding Shares of the Corporation on a fully-diluted basis; and

D.                                    the Shareholder and the Corporation wish to set out the terms and conditions under which the Shareholder shall hold and may divest its Shares, and their agreement regarding certain aspects of the organization and management of the Corporation and other related matters.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each of the Parties, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1                               Definitions.

In this Agreement, unless the context otherwise requires:

(a)                                 “Act” means the Canada Business Corporations Act.

(b)                                 “Affiliate” has the meaning ascribed thereto in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators.

(c)                                  “After-Tax Basis” means in connection with an indemnity payment (the “initial payment”) to the Indemnitee that in addition to the initial payment the Corporation shall pay the Indemnitee an additional amount (the “gross-up amount”) such that (i) the initial payment, plus (ii) the gross up amount, less (iii) any increase in the federal, provincial or local income taxes actually payable by the Indemnitee as a result of its receipt of the initial payment and the gross up amount, and taking into account the tax effect (including any tax savings) resulting from the events or payments giving rise to the initial payment, shall equal the initial payment.

(d)                                 “Agreement” means this Amended and Restated Shareholder Agreement, including the Recitals and all Schedules to this Amended and Restated Shareholder Agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

(e)                                  “Anti-Dilution Shares” has the meaning ascribed thereto in Section 3.6.

(f)                                   “Arm’s Length” has the meaning ascribed thereto in the Income Tax Act (Canada).

(g)                                  “Board” means the board of directors of the Corporation.

(h)                                 “Board Designees” has the meaning ascribed thereto in Section 2.3(b).

(i)                                     “Business” has the meaning ascribed thereto in Section 2.2(1)(b).

(j)                                    “Business Day” means any day, except Saturdays and Sundays, on which banks are generally open for business in Vancouver, Canada.

(k)                                 “Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status).

(l)                                     “Canadian Securities Laws” means the applicable securities legislation of each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status) and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, including any TSX or TSX-V policy manuals.

(m)                             “Confidential Information” means any and all information regarding the Party’s past, present or future business activities, properties results, financial information, know how, trade secrets and other information, and any information regarding a Party and that Party’s practices and business, including, without limitation, past, present or future business activities, properties, results, financial information, know how, trade secrets and other information, whether disclosed orally, in writing, or by any other manner, part or all of which is confidential and proprietary.

(n)                                 “Corporation” has the meaning ascribed thereto in the recitals.

(o)                                 “Demand Qualification Right” has the meaning ascribed thereto in Section 5.1(a)(ii).

(p)                                 “Director Eligibility Criteria” has the meaning ascribed thereto in Section 2.3(b).

(q)                                 “Effective Time” means the time at which the Plan of Arrangement becomes effective.

(r)                                    “Equity Financing” has the meaning ascribed thereto in Section 3.1.

(s)                                   [REDACTED — Definition].

(t)                                    “GAAP” means generally accepted accounting principles in Canada applicable to public companies set out in the CPA Canada Handbook - Accounting (which, as of the date hereof, are the International Financial Reporting Standards adopted by the International Accounting Standards Board), at the relevant time for the relevant entity.

(u)                                 “Incidental Qualification Right” has the meaning ascribed thereto in Section 5.3(a).

(v)                                 “Indemnitee” has the meaning ascribed thereto in Section 2.9(1).

(w)                               “Laws” means all: federal, provincial, state, municipal and local constitutions, statutes; codes, ordinances, decrees, rules, regulations, by-laws, treaties, policies, or guidelines; judicial, arbitral, administrative, departmental or regulatory judgements, orders, decisions, rulings or awards; general principals of common law and equity or civil law; and any provisions of such Laws, binding on or affecting the person referred to in the context in which such word is used; and “Law” means any one of such Laws.

(x)                                 “Mining Companies” has the meaning ascribed thereto in Section 2.2(a)(i).

(y)                                 “NI 43-101” has the meaning ascribed thereto in Section 2.11(a).

(z)                                  “notice” has the meaning ascribed thereto in Section 9.11.

(aa)                          “Non-Financing Issuance” has the meaning ascribed thereto in Section 3.1.

(bb)                          [REDACTED — Definition].

(cc)                            “Offered Securities” has the meaning ascribed thereto in Section 3.2.

(dd)                          “Other Pre-Emptive Securities” has the meaning ascribed thereto in Section 3.1.

(ee)                            “Party” means at any time any Person who is then a party to and bound by this Agreement, and “Parties” means all of them.

(ff)                              “PAS Group” means the Shareholder’s Affiliates.

(gg)                            “PAS Securities Offer” has the meaning ascribed thereto in Section 3.2.

(hh)                          “PAS Security Acceptance” has the meaning ascribed thereto in Section 3.4.

(ii)                                  “Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, limited partnership, a joint venture, a trust, an association, an unincorporated organization, a regulatory body or agency, a government or governmental agency or authority or entity, an executor or administrator or other legal or personal representative, or any other juridical entity.

(jj)                                “Plan of Arrangement” means the plan of arrangement under Section 192 of the Act pursuant to which the securities of MacMillan Minerals Inc. (a public issuer listed on the TSX-V and incorporated pursuant to the federal laws of Canada) are arranged to create the Corporation along with Maverix Metals Inc. (a private company incorporated pursuant to the laws of the Province of British Columbia) and certain royalties held by Pan American Silver Corp.

(kk)                          “Pre-Emptive Right” has the meaning ascribed thereto in Section 3.1.

(ll)                                  “Proposed Distribution” has the meaning ascribed thereto in Section 5.3(a).

(mm)                  “Qualifiable Securities” means those Shares held by the Shareholder or another member of the PAS Group which are the subject of the Shareholder’s exercise (on its own behalf or on behalf of such other PAS Group member) of the Demand Qualification Right or Incidental Qualification Right, as applicable, under Sections 5.1 and 5.3, respectively.

(nn)                          “Qualification” means the qualification by prospectus under the Canadian Securities Laws of the distribution of Qualifiable Securities to the public in the Qualification Provinces, and “Qualify” has a corresponding meaning.

(oo)                          “Qualification Notice” has the meaning ascribed thereto in Section 5.3(a).

(pp)                          “Qualification Provinces” means (i) in relation to the exercise of the Demand Qualification Right, any or all of the provinces and/or territories of Canada (other than Québec) in which the Corporation is a reporting issuer (or analogous status), as may be designated by the Shareholder or another PAS Group entity, and (ii) in relation to the exercise of the Incidental Qualification Right, any or all of the provinces and/or territories of Canada, as may be designated by the Corporation.

(qq)                          “Retiring Director” has the meaning ascribed thereto in Section 2.3(g).

(rr)                                “Request” has the meaning ascribed thereto in Section 5.1.

(ss)                              [REDACTED — Definition]

(tt)                                [REDACTED — Definition]

(uu)                          “Royalties” has the meaning ascribed thereto in Section 2.2(a)(i)II.

(vv)                          [REDACTED — Definition]

(ww)                      [REDACTED — Definition]

(xx)                          [REDACTED — Definition]

(yy)                          [REDACTED — Definition]

(zz)                             [REDACTED — Definition]

(yy)                          “Securities” has the meaning ascribed thereto in Section 3.1.

(zz)                            “Seller Properties” has the meaning ascribed thereto in Section 2.11(a).

(aaa)                   “Shareholder” has the meaning ascribed thereto in the recitals.

(bbb)                   “Shares” means, at any             time, the common shares in the capital of the Corporation.

(ccc)                      “Special Approval” means the approval of the Shareholder either by a resolution passed at a duly constituted meeting of the shareholders of the Corporation or by a resolution in writing signed by the Shareholder.

(ddd)                   “Streams” has the meaning ascribed thereto in Section 2.2(a)(i)I.

(eee)                      “Top-Up Right” has the meaning ascribed thereto in Section 3.6.

(fff)                         “Transfer” includes any sale, transfer, donation, conveyance, exchange, assignment, gift, bequest, disposition, hypothec, mortgage, lien, charge, priority, pledge, encumbrance, grant of security interest or any arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing, and “Transferred”, “Transferring” and similar words have corresponding meanings.

(ggg)                      “Transmission” has the meaning attributed to that term in Section 9.1(a)(iii).

(hhh)                   “TSX” means the Toronto Stock Exchange or any successor thereto.

(iii)                               “TSX-V” means the Toronto Venture Stock Exchange or any successor thereto.

1.2                               Interpretation.

In this Agreement:

(a)                                 the division into Articles and Sections, and the insertion of headings and the Table of Contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(b)                                 the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(c)                                  unless specified otherwise or the context otherwise requires:

(i)                                     references to any Article, Section or Schedule are references to the Article or Section of, or Schedule to, this Agreement;

(ii)                                “including” or “includes” means “including (or includes) but is not limited to”, and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii)                             “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(iv)                              references to any legislation, statutory instrument or regulation, or a section thereof, are references to the legislation, statutory instrument, regulation or section as amended, restated and re-enacted from time to time; and

(v)                                 words in the singular include the plural and vice-versa, and words in one gender include all genders.

1.3                               Computation of Time.

In this Agreement, unless specified otherwise or the context otherwise requires:

(a)                                 a reference to a period of days is deemed to begin on the first day after the event that started the period and to end at 5:00 p.m. on the last day of the period, but if the last day of the period does not fall on a Business Day, the period ends at 5:00 p.m. on the next succeeding Business Day;

(b)                                 all references to specific dates mean 5:00 p.m. on the dates;

(c)                                  all references to specific times shall be references to Vancouver, British Columbia time; and

(d)                                 with respect to the calculation of any period of time, references to “from” mean “from and excluding” and references to “to” or “until” mean “to and including”.

1.4                               Performance on Business Days.

If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, the action is valid if taken on or by the next succeeding Business Day.

1.5                               Currency.

In this Agreement, unless specified otherwise, references to dollar amounts or “$” are to Canadian dollars.

1.6                               Accounting Terms.

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Corporation shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Corporation required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                               Conflict with Articles and By-Laws.

In the event of any conflict or inconsistency between this Agreement and the articles and by-laws of the Corporation in effect from time to time, this Agreement shall prevail to the extent of the conflict or inconsistency, and the Corporation and the Shareholder shall take all necessary steps to amend the articles and by-laws of the Corporation to eliminate that conflict or inconsistency.

ARTICLE 2 BUSINESS AND AFFAIRS OF THE CORPORATION

2.1                               Shareholder and Corporation to Cause Compliance with Agreement.

The Shareholder and the Corporation shall cause all meetings to be held, votes to be cast, resolutions to be passed, by-laws to be made and confirmed, documents to be executed and all other things and acts to be done to ensure that, at all times, the provisions of this Agreement are fully complied with and in full force and effect.

2.2                               The Business.

(a)                                 It is the intention of the Shareholder and the Corporation that the Corporation’s business be limited to only the following:

(i)                                   financing and acquiring from companies that have exploration stage mining projects, development stage mining projects or operating mines around the globe (the “Mining Companies”), a right to:

I.                                        purchase from Mining Companies all or a portion of the metals mined (“Streams”); and

II.                                   receive a portion of the revenue from the Mining Companies, in a form of royalty payments (“Royalties”);

(ii)                                managing a portfolio of Streams and Royalties;

(iii)                             such other business or activities as supports and complements the matters described in Section 2.2(a)(i) or (ii), [REDACTED — Commercially sensitive information],

(the “Business”).

(b)                                 Notwithstanding Section 2.2(a) above, the Corporation will not engage in primary mining, or related activities, other than those described and agreed to in Section 2.2(a)(i)-(iv) above.

2.3                               Board of Directors.

(a)                                 The Shareholder and the Corporation agree and acknowledge that the Board shall consist of at least six (6) directors and a maximum of eight (8).

(b)                                 So long as the Shareholder or the PAS Group beneficially owns equal to or more than fifty percent (50%) of the issued and outstanding Shares (i.e., calculated on a non-diluted basis), the Shareholder shall be entitled to designate two (2) nominees (the “Board Designees”) for election or appointment to the Board and the Corporation will recommend for election, at each annual meeting of shareholders commencing with the annual meeting held in the year 2016, the Board Designees selected by the Shareholder; provided however that the Board Designees satisfy the Corporation’s eligibility criteria of general application (as determined in good faith by the Board or an authorized committee thereof) for director candidates, the rules of the TSX-V and the Act (collectively, the

“Director Eligibility Criteria”), provided that the Shareholder’s Board Designee is not required to be a resident of Canada for the purpose of the Act.

(c)                                  If the Shareholder or the PAS Group ceases to beneficially own at least fifty percent (50%), but still holds more than or equal to ten percent (10%) of the issued and outstanding Shares (i.e., calculated on a non-diluted basis), the Shareholder shall be entitled to designate one (1) Board Designee for election or appointment to the Board, and the Corporation will recommend for election, at each annual meeting of shareholders commencing with the annual meeting held in the year 2016, the Board Designee selected by the Shareholder; provided however that the Board Designee meets the Director Eligibility Criteria.

(d)                                 The Shareholder must advise the Corporation of the identity of the Board Designee at least fifty (50) days prior to any meeting at which directors of the Corporation are to be elected, or within ten (10) days of being notified of the record date of any meeting if the record date is within sixty (60) days of such meeting, failing which the incumbent Board Designee shall be nominated for re-election.

(e)                                  If the Shareholder or the PAS Group ceases to beneficially own at least ten percent (10%) of issued and outstanding Shares (i.e., calculated on a non-diluted basis) then the Shareholder shall notify the Corporation of such fact and, at the option of the Corporation, the Shareholder will cause the Board Designees then elected or appointed to the Board to resign and the Shareholder will have no further entitlement hereunder to require the Corporation to nominate individuals for election or appointment to the Board.

(f)                                   If a Board Designee ceases to be a director of the Corporation for any reason (a “Retiring Director”), the Shareholder shall nominate another Board Designee to fill the vacancy thereby created, and as soon as reasonably possible following that nomination, the Corporation shall fill the vacancy by electing or appointing that nominee as a director; provided however that the Board Designee meets the Director Eligibility Criteria.  If the Shareholder fails to nominate another Board Designee to fill the vacancy created by the departure of the Retiring Director within ninety (90) days after the vacancy arises, the remaining directors of the Board may appoint an individual to fill the vacancy; provided, for greater certainty, that the appointment by the Board pursuant to this paragraph 2.3(f), shall not affect either Party’s rights or obligations pursuant to this Section 2.3.

(g)                                  Except as otherwise set forth herein, during the term of this Agreement, the Parties will use their commercially reasonable efforts to, or to cause, the Corporation to comply with the corporate governance guidelines set out in NP 58-201 Corporate Governance Guidelines.

2.4                               Corporation to Endorse and Vote.

The Corporation shall endorse and recommend the Board Designee for election to the Board so long as such Board Designee satisfies the Director Eligibility Criteria, and management of the Corporation will vote the Shares in respect of which management is granted a discretionary proxy in favour of the election of such Board Designees to the Board at every meeting of the shareholders of the Corporation at which the election of directors to the Board is considered.  If any Board Designee nominated by the Shareholder is not validly elected at a meeting of the shareholders of the Corporation, the Corporation shall promptly cause to be appointed a replacement Board Designee nominated by the Shareholder who satisfies the Director Eligibility Criteria.

2.5                               Shareholder to Vote.

Provided the Corporation has endorsed and recommended the Board Designees for election to the Board at every meeting of the shareholders of the Corporation at which the election of directors to the Board is considered, the Shareholder must:

(a)                                 vote its Shares in favour of the election of the Corporation’s management’s proposed nominees for election to the Board at every such meeting;

(b)                                 not effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation (other than any solicitation of proxies conducted by management of the Corporation) against management’s proposed nominees for election to the Board; and

(c)                                  vote its Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of shareholders of the Corporation, including but not limited to, appointing the auditor of Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of the directors, officers, employees and consultants of the Corporation and other routine housekeeping matters; provided that, for greater certainty, the Shareholder shall not be obligated to vote any of its Shares in favour of any stock option or other equity-based compensation plan that, together with all other plans of the Corporation and its affiliates, authorizes the issuance of more than 10% of the outstanding Shares in the aggregate (on a non-diluted basis and including Shares issuable upon the exercise or vesting of outstanding options or other awards).

2.6                               Board of Directors Committees.

The Board shall have committees prescribed by the Canadian Securities Laws, each of which shall consist of not less than two (2) directors, with the exception of any audit committee of the Corporation which shall consist of at least three (3) directors, and whose rights, powers and duties shall be established by the Board. The Board Designees will be considered by the Board to serve on committees of the Board as long as such Board Designees satisfy the Corporation’s eligibility criteria for committee membership as determined by the Board or an authorized committee thereof from time to time, and the rules of the Canadian Securities Laws (as applicable). The Shareholder and the Corporation agree and acknowledge that committee membership will be in the sole discretion of the Board.

2.7                               Directors’ Liability Insurance and Indemnities.

(a)                                 The Board Designees shall be entitled to the benefit of any directors’ liability insurance or indemnities to which the other directors of the Corporation are entitled or have the benefit thereof.

(b)                                 Any director on the Board shall be entitled to reasonable out of pocket travel, accommodation and subsistence expenses properly incurred in connection with each meeting attended by that director on presentation of receipts for those expenses.

2.8                               Matter Requiring Special Approval.

So long as the PAS Group beneficially owns at least equal to or greater than twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis), no action shall be taken by or on behalf of the Corporation without Special Approval with respect to:

(a)                                 making any fundamental change to the nature of the Business or causing the Corporation to undertake, commence, or engage in or otherwise become integrated in any new type of business that is not otherwise permitted pursuant to Section 2.2;

(b)                                 changing the number of the directors on the Board to fewer than six (6) or more than eight (8), it being acknowledged by the Parties that as of the date of this Agreement, the articles of the Corporation provide that the Board shall be comprised of a minimum of one (1) and a maximum of fifteen (15) directors; and

(c)                                  the designation, allotment or issuance of any class or series of shares in the capital of the Corporation other than issuances of Common Shares in accordance with, and subject to the terms and conditions of, this Agreement.

2.9                               Indemnity.

(1)                                 To the fullest extent permitted by law, the Corporation shall indemnify, on an After-Tax Basis, each director and former director, of the Corporation (an “Indemnitee”), and that Indemnitee’s heirs, administrators, executors, legal representatives, successors and assigns, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnitee in respect of any civil, criminal, administrative investigative or other proceeding to which the Indemnitee is involved because of that association with the Corporation, if:

(a)                                 the Indemnitee acted honestly and in good faith with a view to the best interests of the Corporation;

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnitee had reasonable grounds for believing that his or her conduct was lawful; and

(c)                                  in the case of an action by or on behalf of the Corporation to procure a judgment in its favour, the Corporation obtains any approval required under the Act in respect of that indemnification.

(2)                                 The Corporation shall advance monies to an Indemnitee for the costs, charges and expenses of a proceeding referred to in Section 2.9(1) provided that:

(a)                                 the Indemnitee shall repay the monies if the Indemnitee does not fulfill the conditions of Sections 2.9(1)(a) and 2.9(1)(b); and

(b)                                 in the case of an action referred to in Section 2.9(1)(c), the Corporation obtains any approval(s) required under the Act (which the Corporation will use commercially reasonable efforts to obtain).

(3)                                 The intention of this Section 2.9 is that all Indemnitees shall have all benefits provided under the indemnification provisions of the Act to the fullest extent permitted by law, and the Corporation shall forthwith pass all resolutions and take all other steps as may be required to give full effect to this Section.

2.10                        Right to Information.

For so long as the PAS Group beneficially owns more than or equal to ten percent (10%) of the issued and outstanding Shares (calculated on a non-diluted basis) the Corporation shall permit the Shareholder or any representative designated by the Shareholder (subject to the execution and delivery of a non-disclosure agreement, in a form satisfactory to the Corporation, acting reasonably, by that designated representative and the Corporation) to visit and inspect any properties of the Corporation, to examine any aspect of the business and affairs of the Corporation (including the books and financial records, the acquisition and term of new Streams and Royalties or any other aspect of the operations of the Corporation reasonably requested by the Shareholder or its designated representative), and to discuss any matter relating to the business and affairs of the Corporation with management and employees of the Corporation, all at reasonable times and as often as may be reasonably requested by the Shareholder or its designated representative. Without limiting the generality of the foregoing, for so long as the PAS Group beneficially owns more than or equal to ten percent (10%) of the issued and outstanding Shares (calculated on a non-diluted basis) the Corporation shall provide the Shareholder with copies of all monthly financial reports as prepared by management of the Corporation as well as any other information and documentation reasonably requested by the Shareholder in respect of the Corporation and its properties.

2.11                        Technical Reports

(a)                                 The Shareholder shall consent to the Corporation’s use of, and the Shareholder shall use commercially reasonable efforts to assist the Corporation to obtain (at the Corporation’s cost) consents and certificates from qualified persons with respect to, existing National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) technical reports filed on SEDAR as of the date hereof in relation to the following properties which are indirectly owned by the Shareholder:

(i)                                     La Colorada, located in Mexico;

(ii)                                  La Bolsa, located in Mexico;

(iii)                               Pico Machay, located in Peru; and

(iv)                              Calcatreu, located in Argentina

(the “Seller Properties” and each individually a “Seller Property”).

(b)                                 If requested by the Corporation and at the Corporation’s cost, the Shareholder shall use commercially reasonable efforts to assist the Corporation in obtaining technical data, records or information pertaining to any of the Seller Properties in the possession or control of the Shareholder or any of the Shareholder’s consultants that is reasonably necessary to permit the Corporation to prepare and file a technical report on such Seller Property in accordance with NI 43-101.

(c)                                  If the Corporation prepares a technical report on any of the Seller Properties in accordance with NI 43-101, the Corporation shall provide the Shareholder a reasonable opportunity to review and comment on such technical report, and shall provide to the Shareholder an advanced draft copy of such technical report not less than five (5) Business Days before it is filed on SEDAR or otherwise made publicly available.

(d)                                 The rights of the Corporation under Section 2.11 (a), (b) and (c) above, may only be exercised if the Corporation, acting reasonably and in good faith, determines that it is necessary or desirable to file a technical report under NI 43-101 and intends to prepare and file such report, even if there is an exemption from filing a technical report under NI 43-101 available in the circumstances.

(e)                                  Except as provided in Section 2.11(a), the Shareholder shall not have any obligation to provide any Person to act as a qualified person (as such term is defined in NI 43-101) in respect of, provide internal qualified person consents or certificates in respect of, or otherwise certify for or on behalf of the Corporation, any mineral reserve and resource statements, reports, press releases or other documentation of any kind.

(f)                                   For greater certainty if the Shareholder or a member of the PAS Group enters into a transaction to dispose of a Seller Property then the Shareholder will negotiate with the acquirer of the Seller Property to require the acquirer to agree to be bound by the terms of this Section 2.11 as it pertains to the Seller Property that is being disposed of.

ARTICLE 3 PRE-EMPTIVE
RIGHT

3.1                               Pre-emptive Right.

For so long as the PAS Group beneficially owns at least ten percent (10%) of the Shares (calculated on a non-diluted basis), if the Corporation wishes to issue any (i) Shares; (ii) other equity securities, or (iii) any security that is exercisable or convertible into, directly or indirectly, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire Shares or other equity securities (collectively “Securities”) from its treasury for the purpose of raising capital (an “Equity Financing”, which for greater certainty shall include the issuance of any additional Securities to which any other person is entitled pursuant to any pre-emptive or similar rights held by such person in respect of such Equity Financing (“Other Pre-Emptive Securities”, which shall include Securities issuable pursuant to such contractual arrangements in force on the date hereof as are disclosed in Schedule A) (and for greater certainty, such an Equity Financing does not include the issuance of Securities upon the exercise or conversion of any convertible Security previously issued by the Corporation (including, but not limited to, the exercise of Security- or Share-based compensation or the exercise of outstanding warrants), or the issuance of Securities in exchange for Streams, Royalties or other rights, interests, properties or assets (each issuance of Securities which is not an Equity Financing being referred to herein as a “Non-Financing Issuance”)), the Corporation will not allot or issue any such Securities unless such Securities are first offered for allotment and issuance on the same terms and conditions to the Shareholder in sufficient numbers so as to permit the PAS Group to maintain, immediately following the closing of the Equity Financing (and taking into account the number of Other Pre-Emptive Securities which will be issued to any other person in connection with such Equity Financing, including any additional Other Pre-Emptive Securities which may be issuable as a result of the Shareholder’s exercise of its Pre-Emptive

Right), up to its pro rata shareholding in the Corporation (calculated on a fully-diluted basis) immediately prior to closing of the Equity Financing (the “Pre-Emptive Right”).

3.2                               Notification of Equity Financing.

Every offer for the allotment and issuance of Securities to the Shareholder pursuant to the Pre-Emptive Right will be made by written notice from the Corporation to the Shareholder (the “PAS Securities Offer”) as soon as possible prior to the public announcement of the Equity Financing, but in any event at least ten (10) Business Days prior to closing of the Equity Financing. The PAS Securities Offer will describe the attributes of the Securities being offered, the total number of Securities being offered for allotment and issuance (the “Offered Securities”), the subscription price per Offered Security, and the proposed closing date of the Equity Financing. If any of the terms of a proposed Equity Financing included in a PAS Securities Offer are amended then the Corporation shall provide to the Shareholder, in accordance with this Section 3.2, an updated PAS Securities Offer, which includes the revised terms of the proposed Equity Financing.

3.3                               Due Diligence.

The Corporation will use its commercially reasonable efforts to provide the Shareholder with such information concerning the Corporation as the Shareholder may reasonably request for purposes of evaluating a PAS Securities Offer as soon as practicable following the delivery of the PAS Securities Offer.

3.4                               Acceptance of PAS Securities Offer.

If the Shareholder wishes to subscribe for and purchase Offered Securities, the Shareholder shall provide an irrevocable and unconditional written notice to the Corporation by the close of business within five (5) Business Days following the day upon which the PAS Securities Offer is received by the Shareholder, which notice shall provide that the Shareholder agrees to subscribe for and purchase a specified number of Offered Securities up to the number required to maintain, immediately following the closing of the allotment and issuance of all Offered Securities, of the Shareholder’s or the PAS Group’s pro rata shareholding in the Corporation (calculated on a fully diluted basis) immediately prior to the Closing of the Equity Financing (the “PAS Security Acceptance”).

3.5                               Purchase of Offered Securities.

Upon accepting the PAS Securities Offer to subscribe for any Offered Securities by delivering the PAS Security Acceptance to the Corporation, the Shareholder or the PAS Group will purchase the specified number of Offered Securities set out in the PAS Security Acceptance at the subscription price for such Offered Securities as was set out in the PAS Securities Offer on the later of the closing of the Equity Financing or five (5) Business Days following delivery of the PAS Security Acceptance. Nothing in this Article 3 shall obligate the Shareholder or PAS Group to purchase any Offered Securities if the Equity Financing does not close.

3.6                               Top-Up Right.

In addition to the Shareholder’s Pre-Emptive Right under this Article 3, upon the issuance by the Corporation of Securities as a result of a Non-Financing Issuance, the Shareholder shall have the right, once per calendar year during any day in the month of June, on written notice to the Corporation to subscribe for additional Shares (the “Anti-Dilution Shares”) at the volume weighted average trading price of the Shares for the five (5) trading days prior to the date of the notice as follows:

(a)                                 [REDACTED — Commercially sensitive information], such number of Anti-Dilution Shares as necessary for the Shareholder to maintain the Shareholder’s pro rata shareholding in the Corporation (calculated on a non-diluted basis) as at the Effective Time; and

(b)                                 [REDACTED — Commercially sensitive information], such number of Anti-Dilution Shares as necessary for the Shareholder to maintain the Shareholder’s pro rata shareholding in the Corporation (calculated on a fully diluted basis) as at the later of:

(i)                                     [REDACTED — Commercially sensitive information]; and

(ii)                                  [REDACTED — Commercially sensitive information],

(the “Top-Up Right”).

3.7                               Assignment.

The Shareholder may assign its Pre-Emptive Right or Top-Up Right under this Article 3 to any of PAS Group members by written notice to the Company; provided however, that the PAS Group delivers, in a form acceptable to the Corporation, acting reasonably, a legal, valid, and enforceable document whereby the PAS Group member agrees to be bound by, and comply with, the terms of the provisions of this Agreement governing the Pre-Emptive Right and Top-Up Right.  However, if the incoming PAS Group member ceases to be an Affiliate of the Shareholder, such former PAS Group member must assign its rights and obligations under the provisions of this Agreement back to the Shareholder (or another member of the PAS Group), at no cost to the Corporation.  For greater certainty, the Shareholder is only permitted to assign its Pre-Emptive Right or Top-Up Right pursuant to this Section 3.7 to a PAS Group member that is a direct or indirect majority owned company or entity.

ARTICLE 4 [REDACTED - HEADING]

4.1 [REDACTED — Provision relating to notification and process where shareholder has intention to sell or dispose of share block]

4.2                               Transfers Among PAS Group

The Shareholder may, or may cause any other member of the PAS Group to, Transfer all or a portion of the Shares, Warrants or other securities of the Corporation held by the Shareholder or such other member of the PAS Group to any other member of the PAS Group by written notice to the Corporation; provided however, that each such PAS Group member who has not already done so delivers, in a form acceptable to the Corporation, acting reasonably, a legal, valid, and enforceable document whereby the PAS Group member agrees to be bound by, and comply with, the terms of the provisions of this Agreement that apply to the Shareholder.  However, if the incoming PAS Group member ceases to be a member of the PAS Group, such former PAS Group member must Transfer its Shares, Warrants or other securities of the Corporation, and assign its rights and obligations under the provisions of this Agreement, back to the Shareholder (or another member of the PAS Group), at no cost to the Corporation. For greater certainty the Shareholder is only permitted to Transfer Shares, Warrants or other securities of the Corporation pursuant to this Section 4.2 to a PAS Group member that is a direct or indirect majority owned subsidiary of Pan American Silver Corp.

ARTICLE 5 QUALIFICATION

RIGHTS

5.1                               Demand Qualification Right

(a)                                 For so long as the PAS Group beneficially owns at least twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis), the Shareholder (on its own behalf or on behalf of any other PAS Group entity) may, by written notice to the Corporation (the “Request”) require the Corporation to:

(i)            file and obtain a receipt for a preliminary prospectus in the Qualification Provinces; and

(ii)         file and obtain a receipt for a final prospectus in those jurisdictions described in Section 5.1(a), in respect of the Qualifiable Securities qualifying them for sale in the manner specified in the Request (such qualification being hereinafter referred to as a “Demand Qualification Right”).

(b)                                 For so long as the PAS Group beneficially owns between ten percent (10%) and twenty percent (20%) of the issued and outstanding Shares (calculated on a non-diluted basis), the Corporation will grant the Shareholder (on its own behalf or on behalf of any other PAS Group entity) one Demand Qualification Right (whether or not the PAS Group exercised its Demand Qualification Rights pursuant to Section 5.1(a)) on the terms and subject to the conditions set forth in this Article 5, mutatis mutandis, which right shall only be exercised by the Shareholder at a time that is mutually agreed upon by the Corporation (in consultation with any other shareholders who have been granted contractual qualification rights by the Corporation) and the PAS Group, each acting reasonably.

5.2                               Restrictions on Demand Qualification Right.

(a)                                 If the Shareholder or any other PAS Group entity seeks to effect a “control distribution” (as that term is defined in applicable Canadian Securities Laws), the Shareholder or such other PAS Group entity shall utilize the re-sale exemption set forth in section 2.8 of National Instrument 45-102 — Resale of Securities in order to sell such Shares of the PAS Group; provided however, that if the Shareholder believes, acting reasonably, that if it or such other PAS Group entity were to attempt to sell such Shares in reliance on such exemption as opposed to selling such Shares pursuant to a Demand Qualification Right that it would:

(i)                                     be less likely to sell all of the Shares it was seeking to sell;

(ii)                                  require a longer period of time to sell such Shares; or

(iii)                               not be able to sell such Shares for the same price per share,

then the Corporation shall be obligated to effect a Demand Qualification Right.

(b)                                 The Corporation shall not be obligated to effect a Demand Qualification Right unless the PAS Group seeks to sell at least twenty percent (20%) of the aggregate issued and outstanding Shares held by the PAS Group at the time of the Demand Qualification Right.

(c)                                  The Corporation shall not be obligated to effect more than one Demand Qualification Right in any calendar year or more than two Demand Qualification Rights in total pursuant to this Agreement (a Demand Qualification Right in which more than one PAS Group entity participates being considered to be a single Demand Qualification Right for purposes hereof).  For the purposes of this Agreement, a Demand Qualification Right shall not be considered as having been effected until a receipt has been issued by the Canadian Securities Commission(s) for the final prospectus pursuant to which the Qualifiable Securities are to be sold.  Notwithstanding anything to the contrary contained herein, a Demand Qualification Right shall not be deemed to have been effected (and such Demand Qualification Right shall not count as a Demand Qualification Right) unless the PAS Group shall have sold at least fifty percent (50%) of the Qualifiable Securities sought to be included in such Demand Qualification Right; provided that:

(i)                                   the number of Qualifiable Securities sought to be included in the Demand Qualification Right was reasonable under the circumstances, taking into account the recommendation of the underwriter(s) of such Demand Qualification Right; and

(ii)                                if such offering is not consummated or at least fifty percent (50%) of the Qualifiable Securities have not been sold as a result of any action or omission of the Shareholder, then the prospectus shall nonetheless be counted in satisfaction of the obligation and the Corporation shall have no further obligation in that calendar year.

(d)                                 The Corporation’s obligation to comply with any Demand Qualification Right shall be subject to the limitation that the Corporation shall be entitled to postpone for a reasonable period of time (not to exceed ninety (90) days) the filing of such preliminary prospectus otherwise required to be prepared and filed by it pursuant to this Agreement if, at the time it receives the request, the Board determines, in its reasonable judgment, after receipt of advice from outside counsel to the Corporation, that the qualification or sale of the Qualifiable Securities would have a material adverse effect on the Corporation or its shareholders because such action would:

(i)                                   materially interfere with an existing material acquisition, corporate reorganization, or other similar material transaction involving the Corporation;

(ii)                                require premature disclosure of material non-public information, or information which might reasonably be regarded as material non-public information that the Corporation has a bona fide business purpose for preserving as confidential; or

(iii)                             if applicable, require the Corporation to prepare and file new technical reports under NI 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators,

provided however, that the Corporation:

(iv)                            may only invoke this right to postpone once in any period of twelve (12) consecutive months;

(v)                               shall not qualify any Securities for its own account or that of any shareholder (other than the Shareholder or any other PAS Group entity) during such period;

(vi)                            shall not withdraw any prospectus filed in Canada after a final receipt has been obtained for the prospectus; and

(vii)                         agrees that if any of the events noted in Section 5.2(d)(i), (ii) or (iii) occur, then the Shareholder or any other PAS Group entity shall be entitled to withdraw its Request and such Demand Qualification Right shall not count as a Demand Qualification Right;

(e)                                  Subject to Section 5.1(b), the Corporation shall not be obligated to effect a Demand Qualification Right unless the re-sale of such Qualifiable Securities would be a “distribution” within the meaning of the Canadian Securities Laws, which for greater certainty, includes a control distribution; and

(f)                                   the Corporation shall not be obligated to effect a Demand Qualification Right:

(i)                                   that is within thirty (30) days of having issued a notice to the Shareholder pursuant to Section 3.1 hereof that the Corporation is undertaking an Equity Financing within the next thirty (30) days; or

(ii)                                  if it requires the Corporation to qualify any distribution in the United States under a registration statement.

5.3                               Incidental Qualification Right.

(a)                                 If at any time after the date hereof and notwithstanding Section 4.1(a), the Corporation proposes to qualify for distribution any Shares of the Corporation by way of prospectus under any Canadian Securities Laws of any Qualification Provinces, (including, without limitation, securities distributed from treasury by the Corporation or distributed by way of secondary offering by any other shareholder), the Corporation will serve on the Shareholder, as soon as reasonably practicable and in any event at least three (3) Business Days prior to the anticipated date of filing of a preliminary prospectus under Canadian Securities Laws, written notice (a “Qualification Notice”) of such proposed distribution (the “Proposed Distribution”).  A Qualification Notice shall include reasonable details of the Proposed Distribution.  Subject to the restrictions and in accordance with the procedures set forth herein, the Corporation will use its commercially reasonable efforts to include in any Proposed Distribution to which a Qualification Notice relates, all Qualifiable Securities with respect to which the Corporation has received from the Shareholder (on its own behalf or on behalf of any other PAS Group entity) a Request for inclusion therein (such qualification being hereinafter referred to as an “Incidental Qualification Right”).

(b)                                 The Request in respect of the Incidental Qualification Right shall be delivered to the Corporation as soon as reasonably practicable and in any event, within: (i) two (2) Business Days following receipt of the Qualification Notice in respect of a “bought deal” financing pursuant to National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators or any successor instrument thereto; and (ii) ten (10) Business Days, in any other case, provided that:

(i)                                   notwithstanding that the Shareholder (on its own behalf or on behalf of any other PAS Group entity) shall have provided a Request for inclusion in the Proposed Distribution of certain Qualifiable Securities, the Shareholder or such other PAS Group entity shall not be required to include such Qualifiable Securities in any such distribution if the price at which such Qualifiable Securities are to be sold is determined not to be acceptable by the Shareholder or such other PAS Group entity;

(ii)                                the Shareholder or such other PAS Group entity, as applicable, must sell its Qualifiable Securities at the same price as the Corporation under the Proposed Distribution; and

(iii)                             if, at any time after giving a Qualification Notice and prior to the date a receipt is issued by the applicable Canadian Securities Commission under Canadian Securities Laws in respect of the prospectus to be filed in connection with the Proposed Distribution, the Corporation shall be unable to or shall determine for any reason not to proceed with the Proposed Distribution, the Corporation may, at its election, give written notice of such determination to the Shareholder or such other PAS Group entity and thereupon the Corporation shall be relieved of its obligation hereunder to effect the Proposed Distribution and any qualification of any such Qualifiable Securities (without prejudice to the rights of the Shareholder or any other PAS Group entity in respect of any subsequent distribution).

5.4                               Restrictions on Incidental Qualification Right.

The Shareholder, on behalf of itself and the PAS Group, acknowledges and agrees that:

(a)                                 the Incidental Qualification Right shall be a one time right during the term hereof; and

(b)                                 the maximum number of Qualifiable Securities that may be sold under the Incidental Qualification Right is ten percent (10%) of the number of Shares being offered under the Proposed Distribution.

5.5                               Filing Prospectus and Selection of Lead Underwriters.

(a)                                 Subject to Section 5.2, following receipt of a Request, the Corporation shall use commercially reasonable efforts to file a preliminary and final prospectus in the Qualification Provinces qualifying for sale to the public in accordance with the method of disposition specified in such Request, the Qualifiable Securities specified in the Request.

(b)                                 If such method of disposition shall be a public offering on an underwritten or agency basis:

(i)                                   the Shareholder may, in the case of a Demand Qualification Right, designate the managing underwriter or lead agent of such offering, as applicable, provided that such managing underwriter or lead agent is acceptable to the Corporation, acting reasonably; and

(ii)                                the Corporation may, in the case of an Incidental Qualification Right, designate the managing underwriter or lead agent of such offering, as applicable.

(c)                                  The Shareholder or any other PAS Group entity proposing to sell its Qualifiable Securities in such underwritten offering shall (together with the Corporation) enter into an underwriting agreement in form and substance customary for similar underwritten offerings and satisfactory to the Shareholder or such other PAS Group entity, acting reasonably.

(d)                                 If the managing underwriter for a Proposed Distribution advises the Corporation and any selling shareholders (including the Shareholder) that the securities requested to be included therein exceed the amount of securities that can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, acting reasonably, such that the inclusion of such Qualifiable Securities would adversely affect marketing of the securities to be sold by the Corporation or the initiating selling shareholder, the Corporation shall not exclude any Qualifiable Securities unless the Corporation has first excluded:

(i)                                   in the case of a Proposed Distribution initiated by the Corporation all outstanding securities, the holders of which are not entitled by contract to inclusion of such securities in such preliminary prospectus and prospectus or are not entitled to pro rata inclusion with the Qualifiable Securities, provided that after giving effect to the foregoing, any exclusion of Qualifiable Securities shall be made pro rata with holders of other securities having the contractual right to include such securities in the preliminary prospectus and the prospectus by reason of an incidental qualification right or piggyback registration right; and

(ii)                                in the case of a Proposed Distribution initiated by one or more other selling shareholders, all securities proposed to be sold by the Corporation as well as all outstanding securities, the holders of which are not entitled by contract to inclusion of such securities in such preliminary prospectus and prospectus or are not entitled to pro rata inclusion with the Qualifiable Securities, provided that after giving effect to the foregoing, any exclusion of Qualifiable Securities shall be made pro rata with holders of other securities having the contractual right to include such securities in the preliminary prospectus and the prospectus by reason of an incidental qualification right or piggyback registration right.

5.6                               Procedures.

Upon receipt of a Request from the Shareholder or another PAS Group entity pursuant to the provisions of this Article 5, the Corporation shall use its reasonable commercial efforts to effect the Qualification, and in particular, the Corporation shall:

(a)                                 prepare, sign and file (in any event within forty-five (45) days after the Request has been delivered to the Corporation) the preliminary prospectus and such other related documents as may be necessary to be filed in connection with any such preliminary prospectus and shall, as soon as possible after any comments of the Canadian Securities Commissions have been satisfied with respect thereto, prepare and file under and in compliance with the Canadian Securities Laws a final prospectus, and use its commercially reasonable efforts to cause a receipt to be issued for such prospectuses to be effective as soon as possible and shall take all other steps and proceedings that may be necessary in order to qualify the Qualifiable Securities under the applicable Canadian Securities Laws for distribution by registrants who comply with the relevant provisions of the Canadian Securities Laws (provided that, before filing all such documents referred to in this provision, the Corporation shall furnish to counsel to the Shareholder copies thereof and otherwise comply with the provisions hereof);

(b)                                 prepare, sign and file with the applicable Canadian Securities Commissions in the jurisdictions in which the Qualification is to be effected all such amendments and supplements to such preliminary prospectus and prospectus as may be necessary to comply with the provisions of the applicable Canadian Securities Laws with respect to the distribution of the Qualifiable Securities, and to take such steps as are necessary to maintain the qualification of such prospectus until the earlier of either:

(i)                                   the time at which the distribution of the Qualifiable Securities sought to be sold is completed; or

(ii)                                the date which is forty-two (42) days immediately following the date on which the prospectus is filed with the applicable Canadian Securities Commissions in the jurisdictions in which the Qualification is to be effected;

(c)                                  cause to be furnished to the Shareholder and any such other PAS Group entity and such other persons as the Shareholder may reasonably specify:

(i)                                   such number of copies of such prospectuses and any amendments and supplements thereto (including any documents incorporated therein by reference) and such other relevant documents as the underwriter(s) may request in order to facilitate the disposition of the Qualifiable Securities;

(ii)                                an opinion of counsel to the Corporation, subject to customary assumptions and qualifications, addressed to the Shareholder and any such other PAS Group entity and the underwriter(s) of such offering and dated the closing date of the offering as to the Corporation’s legal status and capacity, the Corporation’s authorized capital, the valid issuance of the Qualifiable Securities, the enforceability against the Corporation of any underwriting agreement to which the Corporation is a party, the qualification of the distributions of the Qualifiable Securities, and such other customary matters as the Shareholder or any such underwriters may reasonably require;

(iii)                             a non-statutory “comfort” letter addressed to the underwriters dated the date of the prospectus and the closing date of the offering signed by the auditors of the Corporation in respect of the financial information contained in the prospectus; and

(iv)                            such corporate certificates as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Shareholder or any such underwriter(s) may reasonably request;

(d)                               use its commercially reasonable efforts to comply with the Canadian Securities Laws and the rules, regulations and policies of any applicable stock exchange;

(e)                                cause all such Qualifiable Securities sought to be sold to be listed on each securities exchange or over-the-counter market on which the Shares are then listed, if not already so listed;

(f)                                 in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or any order suspending or preventing the use of any prospectus or suspending the qualification or the distribution of any of the Qualifiable Securities qualified by such prospectus for sale in any applicable Canadian provinces, the Corporation shall promptly notify the Shareholder and any such other PAS Group entity of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling.  The Corporation shall promptly notify the Shareholder and such other PAS Group entity of the withdrawal of any such order or ruling; and

(g)                                take all such other commercially reasonable actions permitted by law that the Shareholder or any such other PAS Group entity reasonably requests in order to expedite or facilitate the re-sale of the Qualifiable Securities by the Shareholder or such other PAS Group entity.

5.7                               Indemnification.

In connection with any Qualification, the Corporation and the Shareholder shall negotiate in good faith indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder.

5.8                               Due Diligence.

In connection with the preparation and filing of any prospectus as herein contemplated, the Corporation shall:

(a)                               give the Shareholder or other PAS Group entity, and its counsel, auditors and other representatives, the opportunity to review and provide comments on such prospectus or any amendment or supplement thereto prior to its filing, and shall give due consideration to such comments, acting reasonably; and

(b)                               cooperate with the Shareholder or such other PAS Group entity in the conduct of all reasonable and customary due diligence which the Shareholder or such other PAS Group entity and its counsel may require in order to conduct an investigation for purposes of establishing a due diligence defense as contemplated by the Canadian Securities Laws, and in order to enable the Shareholder or such other PAS Group entity to execute the certificate required to be executed by them for inclusion in each such document where required, subject to reasonable confidentiality obligations.

5.9                             [REDACTED — Heading]

[REDACTED — Commercially sensitive information]

ARTICLE 6 [REDACTED — HEADING]

6.1                                                    [REDACTED — Heading]

(a)                                 [REDACTED — Commercially sensitive information]

(b)                                 [REDACTED — Commercially sensitive information]

(c)                                  [REDACTED — Commercially sensitive information]

ARTICLE 7 STANDSTILL

7.1                               Standstill.

Other than as set-out in this Agreement, until the later of:

(a)                               the date that is six (6) months immediately after the date on which the Shareholder and the PAS Group no longer beneficially owns at least ten percent (10%) of the issued and outstanding Shares (i.e., calculated on a non-diluted basis); or

(b)                               the date which is the second (2nd) anniversary of the Effective Date,

neither the Shareholder nor any of the PAS Group will, without the prior written authorization of the Board of Directors of the Corporation, directly, indirectly, whether alone or acting jointly or in concert with any other Person, unless otherwise expressly permitted by this Agreement:

(c)                                purchase, offer or agree to: (i) purchase or negotiate to purchase any Securities; (ii) acquire a material portion of the assets or property of the Corporation or its Affiliates; or (ii) to enter into any merger, arrangement, amalgamation or other business combination involving the Corporation;

(d)                               solicit or join in or in any way directly or indirectly participate in a solicitation of proxies from the Corporation’s shareholders or otherwise attempt to influence the conduct of the Corporation’s shareholders, or

(e)                                advise, assist or encourage any person to do, or take any action inconsistent with, any of the foregoing.

ARTICLE 8 [REDACTED - HEADING]

[Intentionally deleted]

ARTICLE 9 GENERAL

9.1                               Confidentiality of Information.

(a)                                 Each of the Parties acknowledges and agrees that during the term of this Agreement it may acquire or have disclosed to it certain Confidential Information. Each Party agrees to abide by the following rules with respect to the Confidential Information:

(i)                                     Restricted Use — the Party will not use the Confidential Information in any manner or duplicate any Confidential Information received from the other Party except as reasonably required in connection with the Business;

(ii)                                  Restricted Disclosure — the Party will not disclose or give access to the Confidential Information to any third parties, except with the other Party’s express prior written consent; and

(iii)                               Third Party Access — subject to obtaining the other Party’s express prior written consent to disclose or give access to the Confidential Information to any third parties, the Party will inform any third parties having permitted access to the Confidential Information of its confidential nature and ensure that they maintain the confidentiality of the Confidential Information in accordance with the terms of this Agreement.

(b)                                 The Party’s obligations under this Section 9.1 will not apply to Confidential Information:

(i)                                   which is or becomes part of the public domain through no breach of this Section 9.1 by the receiving Party, its Affiliates or representatives;

(ii)                                which the receiving Party can demonstrate was lawfully known to it before the date of the receipt of the Confidential Information; or

(iii)                             which becomes available to the receiving Party from another source who, to the knowledge of the receiving Party, is lawfully in possession of it and can disclose it to the receiving Party on a non-confidential basis; or

(iv)                            which the receiving Party can demonstrate was developed by it independently of the Confidential Information.

(c)                                  A Party will not be in breach of its obligation not to disclose any of the Confidential Information if that disclosure is required by Law, a court or arbitral order, award or similar proceedings, or by applicable government or stock exchange requirement, practice or policy, provided that the receiving Party gives the other Party as much notice as is reasonably possible in the circumstances prior to disclosing any of the Confidential Information and the receiving Party co-operates with the other Party in any application, proceedings or other action the other Party may undertake to obtain a protective order or other means of protecting the confidentiality of the Confidential

Information required to be disclosed. Each Party will promptly notify the other Party of any actual or threatened breach under any of the terms of this Section 9.1 or any unauthorized communication, disclosure or use of any of the Confidential Information of which the Party has actual knowledge.

9.2                               Non-Competition.

(a)                                 The Corporation shall not without the prior written consent of the Shareholder within the Americas, directly or indirectly, in any manner whatsoever, including in partnership, jointly or in conjunction with any other Person, or as an owner or shareholder:

(i)                                   be engaged in an undertaking or business;

(ii)                                have a financial or other interest (except an interest by way of Royalties or Streams related to the Business) in or in respect of the business of any Person which carries on an undertaking or business;

(iii)                             advise, lend money to, guarantee the debts or obligations of or give security on behalf of any Person which carries on an undertaking or business; or

(iv)                            permit its name to be used or employed by any Person engaged or concerned with or interested in any aspect of an undertaking or business;

that is competitive with the business of the Shareholder in primary silver mining as carried on as of the date of this Agreement, during the period commencing on the Effective Time and ending on the second (2nd) anniversary of the Effective Time.

(b)                                 Notwithstanding Section 9.2(a), a passive equity investment by the Corporation or any of its Affiliates in any Person which carries on a business that is in whole or in part the same as, or substantially similar to or competitive with, the business of the Shareholder in primary silver mining as carried on as of the date of this Agreement and whose equity securities are listed on a recognized stock exchange, where the equity investment does not in the aggregate exceed 9.9% of the issued equity shares of that Person, shall not be a breach or contravention of this Agreement.

9.3                               Non-Solicitation.

Neither Party shall, directly or indirectly, for a period commencing on the Effective Time and ending on the second (2nd) anniversary of the Effective Time, hire, employ or otherwise contract with, interfere with, solicit, or otherwise obtain the withdrawal from the other Party of, any employee of the other Party except if such employee contacts the Party (i) on his or her own initiative and without any direct or indirect solicitation by the Party or (ii) in response to any general advertisement or solicitation made by the Party in an industry journal or newspaper, in each case without any direct or indirect solicitation by the Corporation prior to any such response.

9.4                               Entire Agreement.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior correspondence, agreements, negotiations, discussions and understandings, if any, written or oral. Except as specifically set out in this Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or which induced any Party to enter into this Agreement. No reliance is placed on any representation, warranty, opinion, advice or assertion of fact made either prior to, concurrently with, or after entering into, this Agreement, or any amendment or supplement thereto, by any Party to any other Party, except to the extent the representation, warranty, opinion, advice or assertion of fact has been reduced to writing and included as a term in this Agreement, and none of the Parties has been induced to enter into this Agreement or any amendment or supplement by reason of the representation, warranty, opinion, advice or assertion of fact.

9.5                               Time of Essence.

Time is of the essence of this Agreement.

9.6                               Amendment.

This Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

9.7                               Waiver of Rights.

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of that right. No single or partial exercise of any such right shall preclude any other or further exercise of that right or the exercise of any other right.

9.8                               Arbitration.

All disputes arising out of, or in connection with, this Agreement, or in respect of any legal relationship associated with it or derived from it, will be finally resolved by arbitration administered by the Alternative Dispute Resolution Institute of Canada Inc. under its National Arbitration Rules. The seat of arbitration will be Vancouver, British Columbia. The language of the arbitration will be English.

9.9                               Governing Law.

This Agreement is governed by, and interpreted and enforced in accordance with, the Laws of the province of British Columbia and the Laws of Canada applicable in that province.

9.10                        Term.

(a) This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and shall continue in force until the earlier of:

(i)                                   the date on which the Shareholder no longer holds such number of the issued and outstanding Shares which is equivalent to no less than ten percent (10%) of the total issued and outstanding number of Shares of the Corporation (i.e., a non-diluted basis); and

(ii)                                the date on which this Agreement is terminated by written agreement of the Parties.

9.11                        Notices.

(a) Any notice, demand or other communication (in this Section 9.11, a “notice”) required or permitted to be given or made under this Agreement must be in writing and is sufficiently given or made if:

(i)                                   delivered in person and left with a receptionist or other responsible employee of the relevant Party at the applicable address set forth below;

(ii)                                sent by prepaid courier service or (except in the case of actual or apprehended disruption of postal service) mail; or

(iii)                             sent by e-mail or fax transmission, with confirmation of transmission by the transmitting equipment (a “Transmission”);

in the case of a notice to the Shareholder addressed to it at:

Pan American Silver Corp.

Suite 1500-625 Howe Street

Vancouver, BC, Canada V6C 2T6

Attention:                                         General Counsel

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard Street

P.O. Box 48600

Vancouver, BC, Canada V7X 1T2

Attention:                                         Fred Pletcher, Partner

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

and in the case of a notice to the Corporation, addressed to it at:

Maverix Metals Inc.

Suite 1440-625 Howe Street

Vancouver, BC, Canada V6C 2T6

Attention:                                         Daniel O’Flaherty, CEO

Fax No.:                                                 [REDACTED]

Email:                                                            [REDACTED]

(b)                                 Any notice sent in accordance with this Section 9.11 shall be deemed to have been received:

(i)                                   if delivered prior to or during normal business hours on a Business Day in the place where the notice is received, on the date of delivery;

(ii)                                if sent by mail, on the fifth (5th) Business Day in the place where the notice is received after mailing, or, in the case of disruption of postal service, on the fifth (5th) such Business Day after cessation of that disruption;

(iii)                             if sent by fax or e-mail during normal business hours on a Business Day in the place where the Transmission is received, on the same day that it was received by Transmission, on production of a Transmission report from the machine from which the fax or e-mail was sent which indicates that the fax or e-mail was sent in its entirety to the relevant fax number or e-mail address of the recipient; or

(iv)                            if sent in any other manner, on the date of actual receipt;

except that any notice delivered in person or sent by Transmission not on a Business Day or after normal business hours on a Business Day, in each case in the place where the notice is received, shall be deemed to have been received on the next succeeding Business Day in the place where the notice is received.

(c)                                  Any Party may change its address for notice by giving notice to the other Parties.

9.12                        Enurement and Assignment.

This Agreement shall enure to the benefit of, and shall be binding on, the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns. Except as specifically permitted by this Agreement, no Party may assign any of its rights and obligations under this Agreement.

9.13                        Further Assurances.

The Shareholder shall vote and act at all times as a shareholder of the Corporation and in all other respects use reasonable efforts to take all steps, execute all documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement and to cause the Corporation to act in the manner contemplated by this Agreement.

9.14                        Severability.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provisions of this Agreement if it is so restricted, prohibited or unenforceable with a unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

9.15                        Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one agreement. Delivery of an executed counterpart of this Agreement by fax or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

WITNESS WHEREOF, the Parties have duly executed this Amendment Agreement on the date first above written.

PAN AMERICAN SILVER CORP.

By:	(signed) “Christopher Lemon”

Name: Christopher Lemon

Title: General Counsel

MAVERIX METALS INC.

By:	(signed) “Daniel O’Flaherty”

Name: Daniel O’Flaherty

Title: Chief Executive Officer

Amended and Restated Shareholder Agreement

SCHEDULE A

OTHER PRE-EMPTIVE SECURITIES

Securities issued pursuant to the pre-emptive right provided to Gold Fields Netherland Services B.V. (“Gold Fields”) (so long as Gold Fields or its Affiliates beneficially own at least [REDACTED] of the Shares (calculated on a non-diluted basis)), pursuant to Sections 3.1 through 3.5 of the Shareholder Agreement dated December 23, 2016, between the Corporation and Gold Fields.

Securities issued pursuant to the pre-emptive right provided to Newmont Mining Corporation (“Newmont”) (so long as Newmont or its Affiliates beneficially own at least [REDACTED] of the Shares (calculated on a non-diluted basis)), pursuant to Sections 3.1 through 3.5 of the Shareholder Agreement dated June 29, 2018, between the Corporation and Newmont.